Exhibit 99.1
REDIFF.COM PUBLISHES ITS UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2010
AND ITS STATEMENTS OF EARNINGS FOR THE SIX MONTHS ENDED SEPTEMBER 30,
2010
In compliance with the NASDAQ Rule 5250(c)(2), which requires that each foreign private issuer with securities listed on the NASDAQ distribute interim financial information within six months following the end of such foreign private issuer’s second fiscal quarter, Rediff.com India Limited hereby publishes its unaudited consolidated balance sheet as of September 30, 2010 and its unaudited consolidated statement of income for the six months ended September 30, 2010. It should be noted that the financial statements set forth in this press release are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the financial statements set forth below.
REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and September 30, 2010

	(All figures in US$ million)
	As of	As of
	March 31,	September 30,
	2010	2010
	(Audited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	44.69	42.85
Trade accounts receivables — net	5.81	6.90
Prepaid expenses and other current assets	1.74	1.93
Total current assets	52.24	51.68
Property, plant and equipment — net	5.49	5.23
Investment	—	1.30
Investments in equity method investees	1.87	1.40
Goodwill	2.00	2.00

	(All figures in US$ million)
	As of	As of
	March 31,	September 30,
	2010	2010
	(Audited)	(Unaudited)
Recoverable Taxes	5.12	4.44
Other non-current assets	2.82	1.65
Total non-current asset	17.30	16.02
Total assets	69.54	67.70

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6.79	6.47
Customer advances and unearned revenues	1.37	2.14
Total current liabilities	8.16	8.61
Other non-current liabilities	0.77	0.83
Total Liabilities	8.93	9.44
Shareholders’ equity

Equity shares: Issued and outstanding	1.74	1.74
Additional paid in capital	127.85	128.10
Accumulated other comprehensive Profit /(loss)	(3.85)	(3.67)
Accumulated deficit	(62.02)	(64.80)
Treasury shares, at cost (See note 2)	(3.11)	(3.11)
Total shareholders’ equity	60.61	58.26
Total liabilities and shareholders’ equity	69.54	67.70

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
For each of the half years ended September 30, 2009 and 2010

	(All figures in US$ million)
	Half year ended September 30,
	2009	2010
	(Unaudited)	(Unaudited)
Revenues
India Online	7.03	8.33
US Publishing	2.12	1.92

Total revenues	9.15	10.25

Cost of Revenues (excluding depreciation and amortization separately disclosed below) (See note 1)
India Online	3.90	3.86
US Publishing	1.25	1.21

Total cost of revenues	5.15	5.07

Gross margin	4.00	5.18

Operating Expenses
Sales and marketing	3.67	2.23
Product development (See note 1)	1.17	1.85
Depreciation and amortization	2.44	1.99
General and administrative	2.80	3.15
Long-lived assets impairment	0.11	—
Foreign exchange (gain) loss, net	(0.08)	0.01

Total operating expenses	10.11	9.23

Operating loss	(6.11)	(4.05)

Other income (expense), net
Interest income	2.24	1.66
Miscellaneous income	—	0.08

Total other income, net	2.24	1.74

Loss before income taxes and equity in net earnings of equity method investees	(3.87)	(2.31)
Income tax expense	(0.02)	(0.01)
Equity in net earnings of equity method investees	(0.15)	(0.46)

Net loss	(4.04)	(2.78)

Notes:

1.
Costs of revenue presented in the statement of operations for the half year ended September 30, 2010 and 2009 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website; these costs were earlier included as part of Operating expenses.

2.
During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). These shares are treated as treasury stock.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor:
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144 Extn 138
Email: investor@rediff.co.in
Glenn Wiener and Jay Morakis
GW Communications (U.S.A.)
Tel. 212.786.6011 / 212.786.6037
Email: gwiener@GWCco.com / jmorakis@GWCco.com